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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

          Form 10-K    Form 20-F    Form 11-K   X Form 10-Q    Form N-SAR
       ---          ---          ---           ---          ---

                     For the Period Ended September 30, 2005

                         Commission file number 0-11695

                           Apex Resources Group, Inc.
                           --------------------------
                             Full Name of Registrant

                                       N/A
                            Former Name of Registrant

                           610-800 West Pender Street
                           --------------------------
           Address of Principle Executive Offices (street and number)

                         Vancouver, B.C., Canada V6C 2V6
                         -------------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

     X    (a) The reasons described in reasonable detail in Part III of this
    ---   form could not be eliminated without unreasonable effort of expense;

     X    (b) The subject annual report, semi-annual report, transition report
    --- on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    --- (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



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Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     John M. Hickey                   (604)                      669-2723
     --------------                 ---------                ----------------
     Name                           Area Code                Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

           X   Yes               No
          ---              ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               Yes           X   No
          ---               ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           Apex Resources Group, Inc.
                           --------------------------
                  (Name of Registrant as Specified in Charter)




     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date: November 14, 2005                 By: /s/ John M. Hickey
                                                     ---------------------------
                                                     John M. Hickey, Secretary


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